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                                                               EXHIBIT 11(A)(10)

H A R C O U R T
  G E N E R A L

                                     HARCOURT GENERAL, INC.
                                     27 BOYLSCON STREET, CHESTNUT HILL, MA 02167
                                     TEL 617 232 8200

Contact   Peter Farwell                                             News Release
          Vice President                            George Sard or Anna Cordasco
          Corporate Relations                               Sard Verbinnen & Co.
          (617) 232-8200                                          (212) 687-8080

                                                      FOR IMMEDIATE RELEASE

                     HARCOURT GENERAL IN NEGOTIATIONS WITH
                         NATIONAL EDUCATION CORPORATION

     CHESTNUT HILL, MA, May 1, 1997 -- Harcourt General, Inc. (NYSE:H) announced today that it was engaged in negotiations with National Education Corporation (NYSE:NEC) concerning an acquisition transaction based on a per share price of, but in no event more than, $21.00. Pursuant to the contemplated transaction, Harcourt General would increase its present offer to purchase all NEC shares to $21.00 per share. This transaction is subject to confirmatory due diligence by Harcourt General to be completed during the next week. The NEC Board has agreed to permit Harcourt General to conduct this due diligence pursuant to a standard confidentiality agreement. Harcourt General said that there can be no assurance that such discussions will lead to an acceptable transaction or that any such transaction will be approved by the board of directors of Harcourt General or NEC. If these negotiations are not successful, Harcourt General will continue its offer to purchase all NEC shares at $19.50 per share.

     Harcourt General, Inc. is a growth-oriented operating company with core businesses in publishing and specialty retailing.